UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): (May 12, 2025)

ALCHEMY INVESTMENTS ACQUISITION CORP 1
(Exact name of registrant as specified in its charter)

Cayman Islands	001-41699	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

850 Library Avenue, Suite 204-F

Newark, DE 19711

(Address of principal executive offices, including zip code)

(212) 877-1588

Registrant’s telephone number, including area code:

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share and one-half of one Redeemable Warrant	ALCYU	The Nasdaq Stock Market, LLC

Class A Ordinary Share, par value $0.0001 per share	ALCY	The Nasdaq Stock Market, LLC

Warrant, each whole warrant exercisable for one Class A Ordinary Share for $11.50 per share	ALCYW	The Nasdaq Stock Market, LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure.

On May 12, 2025, Alchemy Investments Acquisition Corp 1 (“Alchemy”) and Cartiga, LLC, a Delaware limited liability company (“Cartiga”), issued a joint press release announcing a non-binding letter of intent in connection with a potential business combination.

Furnished as Exhibit 99.1 hereto and incorporated by reference herein is a press release issued in connection with the proposed business combination and related matters.

Furnished as Exhibit 99.2 hereto and incorporated by reference herein is the investor presentation that will be used by Alchemy and Cartiga in connection with the proposed business combination and related matters.

Important Information and Where To Find It

This Current Report on Form 8-K is provided for information purposes only and contains information with respect to a potential Business Combination described herein. If the Parties enter into definitive documentation regarding a Business Combination, a newly formed holding company intends to file relevant materials with the SEC, including a Registration Statement on Form S-4, that includes a preliminary proxy statement/prospectus, and when available, a definitive proxy statement and final prospectus. Promptly after filing any definitive proxy statement with the SEC, Alchemy will mail the definitive proxy statement and a proxy card to each shareholder entitled to vote at the Extraordinary Meeting relating to the transaction. INVESTORS AND SHAREHOLDERS OF ALCHEMY ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTION THAT ALCHEMY FILES WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ALCHEMY, CARTIGA AND THE BUSINESS COMBINATION. Any definitive proxy statement, preliminary proxy statement and other relevant materials in connection with the transaction (if and when they become available), and any other documents filed by Alchemy with the SEC, may be obtained free of charge at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Alchemy and its directors and executive officers may be deemed participants in the solicitation of proxies from Alchemy’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Alchemy will be included in any proxy statement for the Business Combination and be available at www.sec.gov. Information about Alchemy’s directors and executive officers and their ownership of ordinary shares is set forth in Alchemy’s final prospectus, dated as of May 4, 2023, and filed with the SEC (File No. 333-268659) on May 5, 2023, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing (the “Prospectus”). Additional information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement pertaining to the proposed Business Combination when it becomes available. These documents can be obtained free of charge at the SEC’s website (www.sec.gov).

Cartiga and its managers and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Alchemy in connection with the proposed Business Combination. A list of the names of such managers and executive officers and information regarding their interests in the proposed Business Combination will be included in any proxy statement for the proposed Business Combination when it becomes available.

Forward-Looking Statements

This Current Report on Form 8-K contains certain “forward-looking statements”. Forward-looking statements can be identified by words such as: “target,” “believe,” “expect,” “will,” “shall,” “may,” “anticipate,” “estimate,” “would,” “positioned,” “future,” “forecast,” “intend,” “plan,” “project,” “outlook” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Examples of forward-looking statements include, among others, statements regarding the proposed transactions contemplated by the non-binding letter of intent, including the benefits of the Business Combination, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the Business Combination. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Parties’ managements’ current beliefs, expectations and assumptions. Because forward- looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results and outcomes may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward- looking statements. Important factors that could cause actual results and outcomes to differ materially from those indicated in the forward-looking statements include, among others, the non-binding nature of the letter of intent and the ability of the Parties’ to cease discussions regarding a Business Combination for any reason or no reason, as well as the following, even if the Parties do in their discretion enter into definitive documentation regarding a proposed Business Combination: (a) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Business Combination Agreement; (b) the outcome of any legal proceedings that may be instituted against the Parties following the announcement of the Business Combination Agreement and the transactions contemplated therein; (c) the inability to complete the proposed Business Combination, including due to failure to obtain approval of the shareholders of Alchemy or members of Cartiga, certain regulatory approvals, or satisfy other conditions to closing in the Business Combination Agreement; (d) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transaction to fail to close; (e) the inability to obtain or maintain the listing of securities on Nasdaq following the proposed Business Combination; (f) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; (g) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of Cartiga to grow and manage growth profitably, and retain its key employees; (h) costs related to the proposed Business Combination; (i) changes in applicable laws or regulations; (j) the possibility that Alchemy or Cartiga may be adversely affected by other economic, business, and/or competitive factors; (k) risks relating to the uncertainty of the projected financial information with respect to Cartiga; (l) risks related to the organic and inorganic growth of Cartiga’s business and the timing of expected business milestones; (m) the amount of redemption requests made by Alchemy’s shareholders; and (n) other risks and uncertainties indicated from time to time in any Prospectus that includes a preliminary proxy statement/prospectus, and if and when available, a definitive proxy statement and final prospectus relating to the proposed Business Combination, including those under “Risk Factors” therein, and in Alchemy’s other filings with the SEC. Alchemy cautions that the foregoing list of factors is not exclusive. The Parties caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Parties do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based, whether as a result of new information, future events, or otherwise, except as may be required by applicable law. Neither Alchemy nor Cartiga gives any assurance that either Cartiga or Alchemy, or the combined company, will achieve its expectations.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in respect of the proposed Business Combination, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This Current Report on Form 8-K does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Exhibit No.	Description
99.1	Press Release dated May 12, 2025
99.2	Investor Presentation dated May 12, 2025
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALCHEMY INVESTMENTS ACQUISITION CORP 1

Dated: May 12, 2025	By:	/s/ Mattia Tomba
Name: Mattia Tomba
Title: Co-Chief Executive Officer